Exhibit 99.2

Schedule "A"

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
Definitions and Interpretation

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B 9, including the regulations promulgated thereunder as such may be amended from time to time prior to the Effective Date;

(b)	"Arrangement" means the arrangement pursuant to section 193 of the ABCA on the terms and subject to the conditions set forth in this Plan of Arrangement, as supplemented, modified or amended or made at the direction of the Court in the Final Order (with the consent of each of the Parties in accordance with Article 6 of this Plan of Arrangement);

(c)	"Arrangement Agreement" means the arrangement agreement made as of October 5, 2018 between Precision and Trinidad, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

(d)	"Arrangement Resolution" means the special resolution of Trinidad Securityholders in respect of the Arrangement to be considered at the Trinidad Meeting;

(e)	"Articles of Arrangement" means the articles of arrangement of Trinidad in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been granted, which shall be in a form and content satisfactory to the Parties, acting reasonably;

(f)	"Business Day" means any day other than a Saturday, Sunday or statutory holiday or other day when banks in the City of Calgary, Alberta are not generally open for business;

(g)	"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(h)	"Court" means the Court of Queen’s Bench of Alberta;

(i)	"Depositary" means Computershare Trust Company of Canada or such other person that may be appointed by Precision for the purpose of receiving deposits of certificates formerly representing Trinidad Shares in connection with the Arrangement;

(j)	"Dissent Rights" means the rights of dissent in respect of the Arrangement described in Article 4 of this Plan of Arrangement;

(k)	"Dissenting Shareholder" means a registered Trinidad Shareholder who validly exercises its Dissent Rights pursuant to Article 4 of this Plan of Arrangement and the Interim Order, and has not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights immediately prior to the Effective Time;

(l)	"Effective Date" means the date shown on the Certificate;

(m)	"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(n)	"Encumbrance" means any mortgage, pledge, capital lease, assignment, charge, lien, security interest, adverse interest in property, debenture, claim trust, royalty or other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(o)	"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be amended (with the consent of each of the Parties acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to each of the Parties acting reasonably) on appeal;

(p)	"Interim Order" means the interim order of the Court concerning the Arrangement pursuant to subsection 193(4) of the ABCA, providing for, among other things, the calling and holding of the Trinidad Meeting, as such order may be affirmed, amended or modified by the Court with the consent of each of the Parties, acting reasonably;

(q)	"Letter of Transmittal" means the letter of transmittal to be used by former registered Trinidad Shareholders to surrender their certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Trinidad Shares to the Depositary in order to receive certificates for the Precision Shares issued to them pursuant to the Arrangement;

(r)	"Option In-the-Money Amount" has the meaning ascribed thereto in Section 3.1(b)(i);

(s)	"Parties" means, collectively, Precision and Trinidad, and "Party" means either one of them;

(t)	"Plan" or "Plan of Arrangement" means this plan of arrangement as amended or supplemented from time to time in accordance with the terms hereof, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

(u)	"Precision" means Precision Drilling Corporation, a corporation existing under the ABCA;

(v)	"Precision Shares" means the common shares in the capital of Precision;

(w)	"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

(x)	"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

(y)	"Trinidad" means Trinidad Drilling Limited, a corporation existing under the ABCA;

(z)	"Trinidad Closing VWAP" means the volume weighted average trading price of the Trinidad Shares for the five trading days ending on the second trading day immediately prior to the Effective Date;

(aa)	"Trinidad Market Price" means the volume weighted average trading price of the Trinidad Shares for the last trading day immediately prior to the Effective Date;

(bb)	"Trinidad Meeting" means the special meeting of the Trinidad Securityholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

(cc)	"Trinidad Optionholders" means holders of Trinidad Options;

(dd)	"Trinidad Option Plan" means the stock option plan of Trinidad, amended and restated as of March 11, 2018;

(ee)	"Trinidad Options" means the outstanding stock options of Trinidad granted under the Trinidad Option Plan, whether or not vested, entitling the holders thereof to acquire Trinidad Shares;

(ff)	"Trinidad SARholders" means holders of Trinidad SARs;

(gg)	"Trinidad SARs" means the stock appreciation rights issued pursuant to the Trinidad SARs Plan;

(hh)	"Trinidad SARs Plan" means the stock appreciation rights plan of Trinidad, amended and restated as of March 11, 2018;

(ii)	"Trinidad Securityholders" means, collectively, the Trinidad Shareholders, the Trinidad Optionholders and the Trinidad SARholders, from time to time;

(jj)	"Trinidad Shareholders" means the holders of Trinidad Shares;

(kk)	"Trinidad Share Consideration" means 0.445 of a Precision Share per Trinidad Share;

(ll)	"Trinidad Shareholder Rights Plan" means Trinidad’s amended and restated shareholder rights plan dated as of May 10, 2017, as such may be further amended, amended and restated or replaced from time to time;

(mm)	"Trinidad Shares" means the common shares in the capital of Trinidad; and

(nn)	"Trinidad SRP Rights" means the rights issued pursuant to the Trinidad Shareholder Rights Plan.

1.2	Interpretation Not Affected by Headings, Etc.

The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Article and Section References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.4	Number and Gender

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5	Currency

Unless otherwise specified, all references to "dollars" or "$" shall mean Canadian dollars.

1.6	Day for Any Action

In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7	Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include any regulations promulgated thereunder from time to time in effect and such statute or section (or regulations thereunder) as amended, restated or re-enacted from time to time.

Article 2
Effect of the Arrangement

2.1	This Plan of Arrangement is made pursuant and subject to the provisions of and forms part of the Arrangement Agreement.

2.2	This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective at, and be binding upon: (a) all registered and beneficial Trinidad Shareholders (including Dissenting Shareholders); (b) Trinidad Optionholders; (c) Trinidad SARholders; (d) Trinidad; (e) Precision; (f) the Depositary; and (g) all other persons, as and from the Effective Time.

2.3	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set out therein.

Article 3
Arrangement

3.1	Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, without any further act or formality except as otherwise provided herein:

Trinidad Shareholder Rights Plan

(a)	The Trinidad Shareholder Rights Plan shall terminate and cease to have any further force or effect and the Trinidad SRP Rights shall expire and be cancelled without any payment in respect thereof.

Treatment of Trinidad Options

(b)	Each Trinidad Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Trinidad Option Plan, shall be deemed to be vested and exercisable, and without any further action by or on behalf of a Trinidad Optionholder:

(i)	each Trinidad Option outstanding at the Effective Time that has an exercise price that is less than the Trinidad Market Price, shall be, and shall be deemed to be, surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad Option, an amount equal to the amount by which the Trinidad Market Price exceeds the exercise price thereof (the "Option In-the-Money Amount"), payable in Trinidad Shares, with the number of Trinidad Shares issuable in payment thereof being equal to the Option In-the-Money-Amount of such Trinidad Options (less any amount withheld or deducted in accordance with Section 3.3) divided by the Trinidad Market Price;

(ii)	no fractional Trinidad Shares will be issued pursuant to Section 3.1(b)(i) and where the aggregate number of Trinidad Shares issuable to a former Trinidad Optionholder pursuant to Section 3.1(b)(i) would result in a fraction of a Trinidad Share being issuable, such former Trinidad Optionholder shall receive, in lieu of such fractional share, the nearest whole number of Trinidad Shares and for greater certainty where such fractional interest is greater than or equal to 0.5, the number of Trinidad Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Trinidad Shares to be issued will be rounded down to the nearest whole number; and

(iii)	each Trinidad Option outstanding at the Effective Time that has an exercise price that is equal to or greater than the Trinidad Market Price, shall be, and shall be deemed to be, surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad Option, a cash payment from Trinidad equal to $0.01, and each such Trinidad Option shall be, and shall be deemed to be cancelled by Trinidad, all of Trinidad’s obligations under such Trinidad Options shall be deemed to be fully satisfied and the holders thereof shall cease to have any rights as Trinidad Optionholders other than the right to receive the consideration contemplated under this Plan of Arrangement.

Treatment of Trinidad SARs

(c)	Each Trinidad SAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Trinidad SARs Plan, shall be deemed to be vested and exercisable, and without any further action by or on behalf of a Trinidad SARholder:

(i)	each Trinidad SAR outstanding at the Effective Time that has an exercise price that is less than the Trinidad Closing VWAP, shall be, and shall be deemed to be, exercised and surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such exercised Trinidad SAR, a cash payment from Trinidad equal to the amount by which the Trinidad Closing VWAP exceeds the exercise price thereof (less any amount withheld or deducted in accordance with Section 3.3); and

(ii)	each Trinidad SAR outstanding at the Effective Time that has an exercise price that is equal to or greater than the Trinidad Closing VWAP, shall be, and shall be deemed to be, surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad SAR, a cash payment from Trinidad equal to $0.01, and each such Trinidad SAR shall be, and shall be deemed to be cancelled by Trinidad, all of Trinidad’s obligations under such Trinidad SARs shall be deemed to be fully satisfied and the holders thereof shall cease to have any rights as Trinidad SARholders other than the right to receive the consideration contemplated under this Plan of Arrangement.

Dissenting Shareholders

(d)	Each of the Trinidad Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred by the holders thereof to Trinidad (free and clear of any Encumbrances), and cancelled and such Dissenting Shareholders shall cease to have any rights as Trinidad Shareholders, other than the right to be paid the fair value of their Trinidad Shares in accordance with the Dissent Rights, and the names of such holders shall be removed from the register of Trinidad Shareholders.

Acquisition of Trinidad Shares by Precision

(e)	Each issued and outstanding Trinidad Share (including, for greater certainty, the Trinidad Shares issued pursuant to Section 3.1(b)) held by Trinidad Shareholders (other than those held by Dissenting Shareholders) shall be, and shall be deemed to be, transferred by the holder thereof to Precision (free and clear of any Encumbrances), in exchange for that number of fully paid and non-assessable Precision Shares equal to the Trinidad Share Consideration, and:

(i)	the Trinidad Shareholders shall cease to be the holders of such Trinidad Shares and to have any rights as holders of such Trinidad Shares other than the right to receive Precision Shares pursuant to this Section 3.1(e) and the names of such holders shall be removed from the register of Trinidad Shareholders; and

(ii)	Precision shall be deemed to be the transferee, and shall be the sole legal and beneficial owner, of such Trinidad Shares (free and clear of any Encumbrances).

3.2	Securities Registers

Trinidad and Precision shall make the appropriate entries in their respective securities registers to reflect the matters referred to in Section 3.1.

3.3	Withholding

Trinidad, Precision and the Depositary shall be entitled to deduct or withhold from any consideration or amount otherwise payable to any Trinidad Shareholder, any Trinidad Optionholder or any Trinidad SARholder, as applicable, under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Article 4 hereof and including by way of deduction from the Option In-the-Money-Amount of Trinidad Options as contemplated in Section 3.1(b)(i)), such amounts as Trinidad, Precision, or the Depositary, as the case may be, may determine is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Trinidad Shareholder, Trinidad Optionholder or Trinidad SARholder, as applicable, in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority within the time prescribed by applicable law. To the extent that the amount so required to be deducted or withheld from any payment to a former Trinidad Shareholder, Trinidad Optionholder or Trinidad SARholder exceeds the cash component, if any, of the consideration otherwise payable to the holder or has not been deducted from the Option In-the-Money-Amount of Trinidad Options as contemplated in Section 3.1(b)(i), Precision and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Precision Shares otherwise issuable to the holder as is necessary to provide sufficient funds to Precision or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Precision or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate taxing authority and shall remit to such holder any unapplied balance of the net proceeds of such sale.

3.4	U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, Precision and Trinidad agree that this Plan of Arrangement will be carried out with the intention that all the persons to whom the Precision Shares are issued on completion of this Plan of Arrangement will be issued by Precision in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as provided by Section 3(a)(10) thereof and pursuant to exemptions from registration under any applicable state securities laws.

Article 4
Dissenting Shareholders

4.1	Each registered Trinidad Shareholder shall have the right to dissent with respect to the Arrangement in accordance with section 191 of the ABCA, as modified by the Interim Order and this Article 4, provided that notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by Trinidad from the Dissenting Shareholder not later than 4:00 p.m. (Calgary time) on the date that is five Business Days prior to the date of the Trinidad Meeting.

4.2	A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Trinidad Shares (other than as set forth herein) and shall only be entitled to be paid by Trinidad the fair value of the holder’s Trinidad Shares. A Dissenting Shareholder who is entitled to be paid by Trinidad the fair value of such holder’s Trinidad Shares shall, pursuant to Section 3.1(d) hereof, be deemed to have transferred the holder’s Trinidad Shares (free and clear of any Encumbrances) to Trinidad for cancellation without any further act or formality notwithstanding the provisions of section 191 of the ABCA.

4.3	The fair value of the Trinidad Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Trinidad Securityholders.

4.4	A Dissenting Shareholder who for any reason is not ultimately entitled to be paid the fair value of such holder’s Trinidad Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Trinidad Shares, notwithstanding the provisions of section 191 of the ABCA, and shall be entitled to receive only the consideration contemplated in Section 3.1(e) of this Plan of Arrangement that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

4.5	In no event shall Trinidad or Precision be required to recognize any Dissenting Shareholder as a Trinidad Shareholder after the Effective Time and the names of such holders shall be removed from the register of Trinidad Shareholders as at the Effective Time.

4.6	For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any person who has voted (including by way of instructing a proxy holder to vote) their Trinidad Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights. In addition, a Dissenting Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Trinidad Shares.

Article 5
Consideration, Certificates And Fractional Shares

5.1	Right to Consideration

(a)	Forthwith following the Effective Time,

(i)	Trinidad shall issue and deliver to the registrar and transfer agent of the Trinidad Shares, an irrevocable treasury order authorizing such registrar and transfer agent to register the aggregate number of Trinidad Shares to which former holders of Trinidad Options are entitled in accordance with Section 3.1(b)(i) of this Plan of Arrangement;

(ii)	Trinidad shall pay to the former holders of Trinidad Options and Trinidad SARholders the cash consideration to which they are entitled in accordance with Section 3.1(b)(iii) and Section 3.1(c), respectively, of this Plan of Arrangement; and

(iii)	Precision shall, subject to Section 5.1(b) of this Plan of Arrangement, issue and deliver to the Depositary an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent of the Precision Shares, to register the aggregate number of Precision Shares to which the former Trinidad Shareholders are entitled in accordance with Section 3.1(e) of this Plan of Arrangement.

(b)	The Depositary shall deliver the consideration in respect of those Trinidad Shares that were transferred pursuant to Section 3.1(e) hereof which are held on a book-entry basis in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. In respect of those Trinidad Shares not held on a book-entry basis, upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Trinidad Shares that were transferred pursuant to Section 3.1(e) hereof, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as directed in the Letter of Transmittal, a certificate representing the Precision Shares which such holder has the right to receive under this Plan of Arrangement for such Trinidad Shares, less any amounts deducted or withheld pursuant to Section 3.3, and any certificate(s) so surrendered shall forthwith be cancelled.

(c)	Until deposited as contemplated by Section 5.1(b) hereof, each certificate that immediately prior to the Effective Time represented Trinidad Shares to which Section 3.1(e) applies shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, a certificate representing the Precision Shares which such holder has the right to receive under this Plan of Arrangement for such Trinidad Shares, less any amounts deducted or withheld pursuant to Section 3.3 hereof. Any such certificate formerly representing Trinidad Shares not duly surrendered on or before the last Business Day prior to the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Trinidad Shareholder, of any kind or nature against Trinidad or Precision. On such date, all consideration and other property to which such former Trinidad Shareholder was entitled shall be deemed to have been surrendered and forfeited for no consideration to Precision.

(d)	No Trinidad Shareholder, Trinidad Optionholder or Trinidad SARholder shall be entitled to receive any consideration with respect to such Trinidad Shares, Trinidad Options or Trinidad SARs, as applicable, other than the consideration to which such holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented an interest in one or more Trinidad Shares that were transferred pursuant to Section 3.1 of this Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to this Plan of Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to Precision and the Depositary, as the registrar and transfer agent of the Precision Shares, in such form as is satisfactory to Precision and the Depositary, or otherwise indemnify Trinidad, Precision and the Depositary, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Fractional Shares

No certificates representing fractional Precision Shares shall be issued under the Arrangement. In lieu of any fractional Precision Shares, a Trinidad Shareholder otherwise entitled to a fractional interest in Precision Shares shall receive the nearest whole number of Precision Shares, with fractions equal to 0.5 or more being rounded up to the nearest whole number. In calculating such fractional interests, all Trinidad Shares registered in the name of or beneficially held by such Trinidad Shareholder or their nominee shall be aggregated.

Article 6
Amendments

6.1	Trinidad and Precision may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be:

(a)	set out in writing;

(b)	approved by both Parties;

(c)	filed with the Court and, if made following the Trinidad Meeting, approved by the Court; and

(d)	communicated to Trinidad Shareholders, Trinidad Optionholders and/or Trinidad SARholders, if and as required by the Court.

6.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Trinidad or Precision at any time prior to or at the Trinidad Meeting (provided that the other Party shall have consented thereto, acting reasonably), with or without any other prior notice or communication, and if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement by the Trinidad Shareholders, Trinidad Optionholders and/or Trinidad SARholders, shall become part of this Plan of Arrangement for all purposes.

6.3	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Trinidad Meeting shall be effective only:

(a)	if it is consented to in writing by each of Trinidad and Precision (each acting reasonably); and

(b)	if required by the Court or applicable law, it is consented to by the Trinidad Shareholders, Trinidad Optionholders and/or Trinidad SARholders, voting in a manner directed by the Court.

6.4	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time provided it is consented to in writing by each of Precision and Trinidad, and further provided that it concerns a matter which, in the reasonable opinion of each of Precision and Trinidad, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Trinidad Shareholder, Trinidad Optionholder or Trinidad SARholder.

Article 7
Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order to further document or evidence any of the transactions or events set out herein.